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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
================================================================================
1. Name and Address of Reporting Person*

   The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

   New York             New York                10004
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name AND Ticker or Trading Symbol

   Hexcel Corporation; NYSE: HXL
================================================================================
3. IRS Identification Number of Reporting Person; if an entity (Voluntary)


================================================================================
4. Statement for Month/Day/Year

   March 19, 2003
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [   ]   Form filed by One Reporting Person
   [ X ]   Form filed by More than One Reporting Person


================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                         2A.        3.           Disposed of (D)                 Owned Follow-  Form:     7.
                                         Deemed     Transaction  (Instr. 3, 4 and 5)             ing Reported   Direct    Nature of
                              2.         Execution  Code         ------------------------------- Transac-       (D) or    Indirect
1.                            Transac-   Date, if   (Instr. 8)                   (A)             tions(s)       Indirect  Beneficial
Title of Security             tion Date  any        ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                    (mm/dd/yy) (mm/dd/yy)  Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                                          (1)            (1)       (1)
$0.01 per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see
     Instruction 4(b)(v).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


FORM 4 (continued)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================
                                                                                                          9.
                                                                                                          Number
                                                                                                          of        10.
                                                                                                          Deriva-   Owner-
                                                                                                          tive      ship
             2.                                                                                           Securi-   Form of
             Conver-                           5.                              7.                         ties      Deriv-   11.
             sion                              Number of                       Title and Amount           Bene-     ative    Nature
             or               3A.              Derivative    6.                of Underlying     8.       ficially  Secur-   of
             Exer-            Deemed  4.       Securities    Date              Securities        Price    Owned     ity:     In-
             cise     3.      Execu-  Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Follow-   Direct   direct
             Price    Trans-  tion    action   or Disposed   Expiration Date   ----------------  Deriv-   ing Re-   (D) or   Bene-
1.           of       action  Date,   Code     of(D)         (Month/Day/Year)          Amount    ative    ported    In-      ficial
Title of     Deriv-   Date    if any  (Instr.  (Instr. 3,    ----------------          or        Secur-   Transac-  direct   Owner-
Derivative   ative    (Month/ (Month/ 8)       4 and 5)      Date     Expira-          Number    ity      tion(s)   (I)      ship
Security     Secur-   Day/    Day/    ------   ------------  Exer-    tion             of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity      Year)   Year)   Code V    (A)   (D)    cisable  Date     Title   Shares    5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Series A     (2)      3/19/03         P         47,125       Immed.   (2)      Common  15,708,332  (2)    47,125    (2)      (2)
Convertible                                                                    Stock   (3)                (3)
Preferred
Stock
------------------------------------------------------------------------------------------------------------------------------------
Series B     (2)      3/19/03         P         47,125       Immed.   (2)      Common  3,072,830   (2)    47,125    (2)      (2)
Convertible                                                                    Stock   (4)                (4)
Preferred
Stock
------------------------------------------------------------------------------------------------------------------------------------
Non          $4.75                                           (5)      5/9/12   Common  2,000              2,000     (5)      (5)
Qualified                                                                      Stock
Stock
Options
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Non          $4.75                                           (6)      5/9/12   Common  2,000              2,000     (6)      (6)
Qualified                                                                      Stock
Stock
Options
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Non          $5.25                                           Immed.   7/31/11  Common  8,000              8,000     (7)      (7)
Qualified                                                                      Stock
Stock
Options
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Non          $9.40                                           (8)      5/10/11  Common  2,000              2,000     (8)      (8)
Qualified                                                                      Stock
Stock
Options
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Non          $9.40                                           (9)      5/10/11  Common  2,000              2,000     (9)      (9)
Qualified                                                                      Stock
Stock
Options
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Non          $9.3125                                         (10)     12/19/10 Common  10,000             10,000    (10)     (10)
Qualified                                                                      Stock
Stock
Options
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Non          $9.3125                                         (11)     12/19/10 Common  10,000             10,000    (11)     (11)
Qualified                                                                      Stock
Stock
Options
(right to
buy)
====================================================================================================================================

Explanation of Responses:  See attached pages.




  (see attached pages)                                      March 21, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Persons                          Date
            Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

     Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101(b)(4) of Regulation S-T.

                                                                Page 3 of 9
Item 1:  The Goldman Sachs Group, Inc.    Item 2:  Hexcel Corporation (HXL)
85 Broad Street                                     Item 4:  March 19, 2003
New York, NY 10004

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000, GP, L.L.C. ("GS Employee 2000"), Stone Street 2000, L.L.C. ("Stone 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Stone Street Fund 2000, L.P. ("Stone Street" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Limited Partnerships"), LXH Holdings Corp. ("LXH Corp."), LXH Holdings, L.P. ("LXH L.P."), LXH, L.L.C. ("LXH"), and LXH II, L.L.C. ("LXH II" and, together with LXH, the "Original Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, Stone 2000, the Limited Partnerships, LXH Corp., LXH L.P., and the Original Purchasers, collectively, the "Reporting Persons"). The principal business address of each Reporting Person (other than GS Offshore, GS oHG, GS Germany and GS GmbH) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o M&C Corporate Services Limited, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS oHG, GS GmbH and GS Germany is MesseTurm, 60308 Frankfurt am Main, Germany.

Explanation of Responses:

(1) As of March 19, 2003, GS Group and Goldman Sachs may be deemed to own beneficially and indirectly an aggregate of 14,525,000 shares of Common Stock by reason of the Original Purchasers' beneficial ownership of such shares.

Affiliates of GS Group and Goldman Sachs are the managing members of the Original Purchasers. Affiliates of GS Group and Goldman Sachs are the general partners or managing partners of the Limited Partnerships. Goldman Sachs is the investment manager of the Limited Partnerships. Goldman Sachs is an indirect wholly owned subsidiary of GS Group. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the shares of Common Stock owned beneficially and directly by the Original Purchasers and owned beneficially and indirectly by the Limited Partnerships, except to the extent of their pecuniary interest therein.

     As of March 19, 2003, each of (i) GS Capital, the managing member of LXH, the managing general partner of LXH L.P. and the sole stockholder of LXH Corp., and (ii) GS Advisors, the general partner of GS Capital, may be deemed to own beneficially and indirectly an aggregate of 8,272,312 shares of Common Stock by reason of LXH's beneficial ownership of such shares. Each of GS Capital and GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of March 19, 2003, LXH Corp., the limited partner of LXH L.P., may be deemed to own beneficially and indirectly 221,325.7 shares of Common Stock by reason of LXH's beneficial ownership of such shares. LXH Corp. disclaims beneficial ownership of the securities described herein except to the extent of its pecuniary interest therein.

     As of March 19, 2003, LXH L.P., a member of LXH, may be deemed to own beneficially and indirectly 257,299.2 shares of Common Stock by reason of LXH's beneficial ownership of such shares. LXH L.P. disclaims beneficial ownership of the securities described herein except to the extent of its pecuniary interest therein.

     As of March 19, 2003, LXH may be deemed to own beneficially and directly 8,272,312 shares of Common Stock.

     As of March 19, 2003, each of (i) GS Offshore, the managing member of LXH II, and (ii) GS Advisors, the general partner of GS Offshore, may be deemed to own beneficially and indirectly 3,005,843 shares of Common Stock by reason of LXH II's beneficial ownership of such shares. Each of GS Offshore and GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of March 19, 2003, each of (i) GS Germany, a member of LXH II, (ii) GS GmbH, the sole managing partner of GS Germany, and (iii) GS oHG, the sole stockholder of GS GmbH, may be deemed to own beneficially and indirectly 345,764 shares of Common Stock by reason of LXH II's beneficial ownership of such shares. Each of GS Germany, GS GmbH and GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of March 19, 2003, each of (i) GS Employee,  a member of LXH II and
(ii) GS Employee 2000, the general partner of GS Employee, may be deemed to own beneficially and indirectly 2,628,354 shares of Common Stock by reason of LXH II's beneficial ownership of such shares. Each of GS Employee and GS Employee 2000 disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

                                                                Page 4 of 9
Item 1:  The Goldman Sachs Group, Inc.    Item 2:  Hexcel Corporation (HXL)
85 Broad Street                                     Item 4:  March 19, 2003
New York, NY 10004

     As of March 19, 2003, each of (i) Stone Street, a member of LXH II and
(ii) Stone 2000, the general partner of Stone Street, may be deemed to own beneficially and indirectly 272,727 shares of Common Stock by reason of LXH II's beneficial ownership of such shares. Each of Stone Street and Stone 2000 disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of March 19, 2003, LXH II may be deemed to own beneficially and directly 6,252,688 shares of Common Stock.

(2) On March 19, 2003, pursuant to a stock purchase agreement (the "Stock Purchase Agreement"), dated as of December 18, 2002, by and among the Limited Partnerships and Hexcel Corporation (the "Company"), the Limited Partnerships purchased an aggregate of 47,125 shares of the Company's Series A Convertible Preferred Stock, without par value (the "Series A Preferred Stock"), and 47,125 shares of the Company's Series B Convertible Preferred Stock, without par value (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock"), for an aggregate purchase price of $47,125,000. Each share of Series A Preferred Stock is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common Stock equal to $1,000 for each share of Series A Preferred Stock outstanding divided by the initial conversion price of $3.00. Upon a conversion of the Series A Preferred Stock at the option of the holder, accrued but unpaid dividends on shares of Series A Preferred Stock may be paid by the Company, at its option, in cash or in shares of Common Stock. As of March 19, 2003, the shares of Series A Preferred Stock initially would be convertible into 15,708,332 shares of Common Stock, based on the initial conversion price of $3.00. Each share of Series B Preferred Stock is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common Stock equal to $195.618 for each share of Series B Preferred Stock outstanding, divided by the initial conversion price of $3.00. As of March 19, 2003, the shares of Series B Preferred Stock initially would be convertible into 3,072,830 shares of Common Stock, based on the initial conversion price of $3.00. The Certificates of Designations governing the Preferred Stock contain customary anti-dilution protection for the shares of Preferred Stock. The Preferred Stock must be redeemed by the Company on January 22, 2010.

     As of March 19, 2003, GS Group and Goldman Sachs may be deemed to own beneficially and indirectly an aggregate of 18,781,162 shares of Common
Stock by reason of the Limited Partnerships' beneficial ownership of (i) 47,125 shares of Series A Preferred Stock which are convertible into 15,708,332 shares of Common Stock and (ii) 47,125 shares of Series B Preferred Stock which are convertible into 3,072,830 shares of Common Stock.

     Affiliates of GS Group and Goldman Sachs are the general partners or managing partners of the Limited Partnerships. Goldman Sachs is the investment manager of each of the Limited Partnerships. Goldman Sachs is an indirect wholly owned subsidiary of GS Group. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the securities owned beneficially and directly by the Limited Partnerships except to the extent of their pecuniary interest therein.

     As of March 19, 2003, GS Advisors, the general partner of GS Capital and GS Offshore, may be deemed to own beneficially and indirectly an aggregate of 14,582,917 shares of Common Stock by reason of the (i) 36,590.916 shares of Series A Preferred Stock, of which 26,838.74 shares are beneficially owned by GS Capital and 9,752.176 shares are beneficially owned by GS Offshore, which are convertible into 12,196,971 shares of Common Stock and (ii) 36,590.916 shares of Series B Preferred Stock, of which 26,838.74 shares are beneficially owned by GS Capital and 9,752.176 shares are beneficially owned by GS Offshore, which are convertible into 2,385,946 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of March 19, 2003, each of GS oHG, the sole stockholder of GS GmbH, and GS GmbH, the sole managing partner of GS Germany, may be deemed to own beneficially and indirectly an aggregate of 447,081 shares of Common Stock by reason of the (i) 1,121.799 shares of Series A Preferred Stock beneficially owned by GS Germany which are convertible into 373,933 shares of Common Stock and (ii) 1,121.799 shares of Series B Preferred Stock beneficially owned by GS Germany which are convertible into 73,148 shares of Common Stock. Each of GS oHG and GS GmbH disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of March 19, 2003, GS Employee 2000, the general partner of GS Employee, may be deemed to own beneficially and indirectly an aggregate of 3,398,523 shares of Common Stock by reason of the (i) 8,527.45 shares of Series A Preferred Stock beneficially owned by GS Employee which are convertible into 2,842,483 shares of Common Stock and (ii) 8,527.45 shares of Series B Preferred Stock beneficially owned by GS Employee which are convertible into 556,040 shares of Common Stock. GS Employee 2000 disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

                                                                Page 5 of 9
Item 1:  The Goldman Sachs Group, Inc.    Item 2:  Hexcel Corporation (HXL)
85 Broad Street                                     Item 4:  March 19, 2003
New York, NY 10004

     As of March 19, 2003, Stone 2000, the general partner of Stone Street, may be deemed to own beneficially and indirectly an aggregate of 352,641 shares of Common Stock by reason of the (i) 884.835 shares of Series A Preferred Stock beneficially owned by Stone Street which are convertible into 294,945 shares of Common Stock and (ii) 884.835 shares of Series B Preferred Stock beneficially owned by Stone Street which are convertible into 57,696 shares of Common Stock. Stone 2000 disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of March 19, 2003, GS Capital may be deemed to own beneficially and directly an aggregate of 10,696,292 shares of Common Stock by reason of the
(i) 26,838.74 shares of Series A Preferred Stock beneficially owned by GS Capital which are convertible into 8,946,246 shares of Common Stock and
(ii) 26,838.74 shares of Series B Preferred Stock beneficially owned by GS Capital which are convertible into 1,750,046 shares of Common Stock.

     As of March 19, 2003, GS Offshore may be deemed to own beneficially and directly an aggregate of 3,886,625 shares of Common Stock by reason of the (i) 9,752.176 shares of Series A Preferred Stock beneficially owned by GS Offshore which are convertible into 3,250,725 shares of Common Stock and
(ii) 9,752.176 shares of Series B Preferred Stock beneficially owned by GS Offshore which are convertible into 635,900 shares of Common Stock.

     As of March 19, 2003, GS Germany may be deemed to own beneficially and directly an aggregate of 447,081 shares of Common Stock by reason of the
(i) 1,121.799 shares of Series A Preferred Stock beneficially owned by GS Germany which are convertible into 373,933 shares of Common Stock and (ii) 1,121.799 shares of Series B Preferred Stock beneficially owned by GS Germany which are convertible into 73,148 shares of Common Stock.

     As of March 19, 2003, GS Employee may be deemed to own beneficially and directly an aggregate of 3,398,523 shares of Common Stock by reason of the (i) 8,527.45 shares of Series A Preferred Stock beneficially owned by GS Employee which are convertible into 2,842,483 shares of Common Stock and
(ii) 8,527.45 shares of Series B Preferred Stock beneficially owned by GS Employee which are convertible into 556,040 shares of Common Stock.

     As of March 19, 2003, Stone Street may be deemed to own beneficially and directly an aggregate of 352,641 shares of Common Stock by reason of the (i) 884.835 shares of Series A Preferred Stock beneficially owned by Stone Street which are convertible into 294,945 shares of Common Stock and
(ii) 884.835 shares of Series B Preferred Stock beneficially owned by Stone Street which are convertible into 57,696 shares of Common Stock.

(3) Upon conversion of the Series A Preferred Stock at the option of the holder, accumulated but unpaid dividends may be paid by the Company, at its option, in cash or in shares of Common Stock. Dividends begin to accumulate on the Series A Preferred Stock on March 19, 2006. Such number of shares is also subject to a conversion limitation that provides, that in no event may shares of Series A Preferred Stock be convertible into Common Stock to the extent, and at any time that (i) such conversion would cause the holder thereof (together with its affiliates) to have beneficial ownership (which has the meaning used in Rules 13d-3 and 13d-5 promulgated under the Exchange Act, except that for these purposes, such meaning includes the right to acquire securities, whether or not such right is exercisable immediately) of more than 39.9% of the voting power of the Company's outstanding voting stock and (ii) the Company's 9 3/4% Notes Due 2009 are outstanding and beneficial ownership by any holder or group of holders of at least 40% of the voting power of the Company's outstanding voting stock would constitute a "change of control" thereunder (the "Conversion Limitation").

(4) Such number of shares is subject to the Conversion Limitation.

(5) These options were granted pursuant to the Hexcel Corporation Incentive Stock Plan to Sanjeev K. Mehra, a managing director of Goldman Sachs, an indirect wholly owned subsidiary of GS Group, in his capacity as a director of the Company. The options are exercisable as follows: 667 options on May 9, 2002, 667 options on May 9, 2003 and 666 options on May 9, 2004. Sanjeev
K. Mehra has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

                                                                Page 6 of 9
Item 1:  The Goldman Sachs Group, Inc.    Item 2:  Hexcel Corporation (HXL)
85 Broad Street                                     Item 4:  March 19, 2003
New York, NY 10004

(6) These options were granted pursuant to the Hexcel Corporation Incentive Stock Plan to Peter M. Sacerdote, an advisory director of Goldman Sachs, an indirect wholly owned subsidiary of GS Group, in his capacity as a director of the Company. The options are exercisable as follows: 667 options on May 9, 2002, 667 options on May 9, 2003 and 666 options on May 9, 2004. Peter
M. Sacerdote has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

(7) These options were granted pursuant to the Hexcel Corporation Incentive Stock Plan to Sanjeev K. Mehra, a managing director of Goldman Sachs, an indirect wholly owned subsidiary of GS Group, in his capacity as a director of the Company. Sanjeev K. Mehra has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

(8) These options were granted pursuant to the Hexcel Corporation Incentive Stock Plan to Sanjeev K. Mehra, a managing director of Goldman Sachs, an indirect wholly owned subsidiary of GS Group, in his capacity as a director of the Company. The options are exercisable as follows: 667 options on May 10, 2001, 667 options on May 10, 2002 and 666 options on May 10, 2003.
Sanjeev K. Mehra has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

(9) These options were granted pursuant to the Hexcel Corporation Incentive Stock Plan to Peter M. Sacerdote, an advisory director of Goldman Sachs, an indirect wholly owned subsidiary of GS Group, in his capacity as a director of the Company. The options are exercisable as follows: 667 options on May 10, 2001, 667 options on May 10, 2002 and 666 options on May 10, 2003.
Peter M. Sacerdote has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

(10) These options were granted pursuant to the Hexcel Corporation Incentive Stock Plan to Sanjeev K. Mehra, a managing director of Goldman Sachs, an indirect wholly owned subsidiary of GS Group, in his capacity as a director of the Company. The options are exercisable as follows: 3,334 options on December 19, 2000, 3,333 options on December 19, 2001 and 3,333 options on December 19, 2002. Sanjeev K. Mehra has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

(11) These options were granted pursuant to the Hexcel Corporation Incentive Stock Plan to Peter M. Sacerdote, an advisory director of Goldman Sachs, an indirect wholly owned subsidiary of GS Group, in his capacity as a director of the Company. The options are exercisable as follows: 3,334 options on December 19, 2000, 3,333 options on December 19, 2001 and 3,333 options on December 19, 2002. Peter M. Sacerdote has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

                                                                Page 7 of 9
Item 1:  The Goldman Sachs Group, Inc.    Item 2:  Hexcel Corporation (HXL)
85 Broad Street                                     Item 4:  March 19, 2003
New York, NY 10004

                                    SIGNATURES:

                                    THE GOLDMAN SACHS GROUP, INC.


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    GOLDMAN, SACHS & CO.


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    GS ADVISORS 2000, L.L.C.


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    GOLDMAN, SACHS & CO. OHG


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    GOLDMAN, SACHS MANAGEMENT GP GMBH


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    GS EMPLOYEE FUNDS 2000, GP, L.L.C.


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                                                Page 8 of 9
Item 1:  The Goldman Sachs Group, Inc.    Item 2:  Hexcel Corporation (HXL)
85 Broad Street                                     Item 4:  March 19, 2003
New York, NY 10004


                                    STONE STREET 2000, L.L.C.


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    GS CAPITAL PARTNERS 2000, L.P.


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    GS CAPITAL PARTNERS 2000 GMBH & CO.
                                    BETEILIGUNGS KG


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    STONE STREET FUND 2000, L.P.


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                                                Page 9 of 9
Item 1:  The Goldman Sachs Group, Inc.    Item 2:  Hexcel Corporation (HXL)
85 Broad Street                                     Item 4:  March 19, 2003
New York, NY 10004

                                    LXH HOLDINGS CORP.


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    LXH HOLDINGS, L.P.


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    LXH, L.L.C.


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    LXH II, L.L.C.


                                    By:  /s/ Roger S. Begelman
                                       --------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact